Giovanni Caruso
Partner

345 Park avenue	Direct 212.407.4866
New York, NY 10154	Main 212.407.4000
Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 9, 2021

Scott Anderegg Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Acquisition Opportunity Inc.

Registration Statement on Form S-1

Filed February 5, 2021

File No. 333-25271

Dear Mr. Henderson and Mr. West:

On behalf of our client, American Acquisition Opportunity Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated March 5, 2021 regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”). Contemporaneously, we are submitting Amendment No. 1 to the Form S-1 via Edgar (the “Amended S-1”).

The Staff’s comment is repeated below in bold and is followed by the Company’s response which is also reflected in the Amended S-1.

Form S-1 filed February 21, 2021

Dilution, page 72

1.	You disclose positive tangible book value before the offering in the second paragraph on page 72; however, you disclose negative tangible book value before the offering in the table on page 73. Please revise your disclosure to eliminate the inconsistency.

Response: The second paragraph of page 72 has been revised to disclose negative tangible book value before the offering.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

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